SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

July 29, 2015

Mr. Dominic Minore

Senior Counsel

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Fifth Street Senior Floating Rate Corp. Registration Statement on Form N-2 (File Number: 333-202835)

Dear Mr. Minore:

On behalf of Fifth Street Senior Floating Rate Corp. (the “Company”), set forth below are the Company’s responses to the oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission on July 2, 2015 and July 14, 2015 relating to the above-referenced Form N-2 registration statement. The Staff’s comments are set forth below and followed by the Company’s responses.

Comment 1: We are currently reviewing whether various types of unfunded commitments issued by business development companies should be treated as “senior securities” for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”). Prior to any final determination by us with respect thereto, we request that the Company confirm that it (1) has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are currently outstanding and (2) will not sell any securities unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale.

As an alternative to the foregoing, the Company may elect to treat its unfunded commitments as “senior securities” for purposes of Section 18 of the 1940 Act. In the event that the Company selects this alternative, please confirm to us that the Company is currently in compliance with the asset coverage requirement contained in Section 18 of the 1940 Act and will be in compliance therewith when it issues or sells any securities.

Also, please provide us with quantitative support of the Company’s compliance with the selected alternative with respect to the Company’s currently outstanding unfunded commitments and, if alternative 1 above has been selected by the Company, specifically identify to us the cash and/or liquid assets being used to cover the Company’s currently outstanding unfunded commitments.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

July 29, 2015

Finally, if the Company is using or intends to use any liquid assets to cover its unfunded commitments other than actively traded exchange-traded securities, please explain to us why the Company believes that such assets are liquid (i.e., can be sold and settled within 7 business days of the desired sale date).

Response: The Company hereby confirms that it (1) has sufficient cash and liquid assets to cover the amount of unfunded commitments1 that are currently outstanding and (2) will not sell any securities unless it has sufficient cash and/or liquid assets to cover the amount of unfunded commitments that are outstanding at the time of any such issuance or sale. In addition, attached hereto please find the requested quantitative support and other related requested information.

Finally, please be advised that the Company intends to use its broadly syndicated loans that are widely held and which have three or more broker quotes available on them to cover some or all of its unfunded commitments in the future to the extent it does not otherwise then hold sufficient cash to do so. The Company deems such syndicated loans to be liquid assets because it believes that it can immediately sell them for the approximate fair value thereof and generally receive the proceeds from such sale within seven (7) business days of the sale date.

Comment 2: Please confirm that the Company will comply with Rules 3-09 and 4-08(g) of Regulation S-X to the extent that the requirements thereof are triggered with respect to its investment in FSFR Glick JV LLC (“Glick JV”).

Response: The Company confirms to the Staff that it will comply with Rules 3-09 and 4-08(g) of Regulation S-X to the extent that the requirements thereof are triggered with respect to its investment in Glick JV.

Comment 3: We refer to footnote 1 in the Company’s letter dated May 12, 2015 (the “Prior Letter”) and note that the Company states that its capital commitment with respect to Glick JV should not be treated the same as the Company’s other unfunded commitments for purposes of the comment set forth in the Prior Letter and, in essence, Comment 1 hereto because any decision to call down such capital commitment requires the explicit authorization of the Company and the Company may withhold such authorization for any reason in its sole discretion. Please provide us with the basis for the aforementioned conclusion and advise us as to whether the Glick JV limited liability company agreement (the “LLC Agreement”) specifically includes any provisions which would allow the other member (the “Other Member”) of Glick JV to force the Company

1 For purposes hereof, the term “unfunded commitments” excludes the Company’s capital commitment to Glick JV (as defined herein) except to the extent that Glick JV itself has issued unfunded commitments to extend credit to third parties. In such event, the term “unfunded commitments” for purposes of this representation will include the Company’s pro rata portion thereof. See Comment 3 below and the Company’s response thereto for the Company’s rationale behind this position.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

July 29, 2015

to authorize Glick JV to draw down on its outstanding capital commitments or otherwise circumvent the Company’s refusal to authorize Glick JV to take such action. In this regard, we note references in the LLC Agreement to the term “Deadlock” and request that the Company specifically address whether such term/concept allows the Other Member to circumvent the Company’s refusal to authorize Glick JV to draw down on its outstanding capital commitments.

Response: The Company’s conclusion that any decision to call down its capital commitment with respect to the Glick JV requires the explicit authorization of the Company and that the Company may withhold such authorization for any reason in its sole discretion is based on the terms and provisions of the LLC Agreement. Specifically, Section 6.1(a) of the LLC Agreement provides that the “business and affairs [of Glick JV] shall be vested in the Board [of Directors of Glick JV].” The Board of Directors of Glick JV is composed of four members, two members appointed by the Company and two members appointed by the Other Member. Furthermore, pursuant to Section 6.4(a) of the LLC Agreement, the presence of two directors will constitute quorum for the transaction of business by the Glick JV Board of Directors, provided that at least one director is present that was designated by each of the Company and the Other Member or, alternatively, the presence of four directors will constitute quorum for the transaction of business by the Glick JV Board of Directors, provided that two directors are present that were designated by each of the Company and the Other Member. Moreover, pursuant to Section 6.4(b) of the LLC Agreement, “[e]very act or decision done or made by the Board [of Directors of Glick JV] shall require the unanimous approval of all Directors present at a meeting duly held at which a quorum is present.” As a result, any decision made by the Glick JV Board of Directors, including to drawdown on its outstanding capital commitments, requires the explicit authorization of the Company (i.e., via the representatives it appointed to the Glick JV Board of Directors).

In addition, for all practical purposes, Glick JV only draws down on its outstanding capital commitments in connection with its decision to acquire an investment. Because the unanimous approval of the Investment Committee of Glick JV is required before Glick JV may “take any or make any decision that results in the acquisition . . . of an Investment other than the funding of Investments pursuant to commitments2 previously approved by . . . [the] Investment Committee” and the Investment Committee is composed of one representative from the Company and one representative from the Other Member, any decision by Glick JV to acquire an investment and, in connection therewith, drawdown on its outstanding capital commitments requires the explicit authorization of the Company (i.e., via the representative it appointed to the Glick JV Investment Committee).3

2 Glick JV currently does not have any investments in unfunded delayed draw term loans or revolving credit facilities (i.e., “unfunded commitments” for purposes of footnote 1 above).

3 See Section 6.1(b) and Schedule B of the LLC Agreement and the defined terms “Investment Committee” and “Prior Investment Committee Approval” contained in Section 1.1 of the LLC Agreement.

Mr. Dominic Minore

U.S. Securities and Exchange Commission

July 29, 2015

Finally, the LLC Agreement does not allow either the Company or the Other Member to force each other or the representatives they appoint to the Glick JV Board of Directors or Investment Committee to authorize Glick JV to draw down on its outstanding capital commitments or make an investment, etc. In this regard, the only provision of the LLC Agreement which specifically addresses such a situation (i.e., where one member wants Glick JV to take an action but the other member refuses to authorize Glick JV to take such action) pertains to the Deadlock term/provision noted by the Staff.

Specifically, in the event that the Company withholds the authorization for Glick JV to drawdown on its outstanding capital commitments (via the representatives it appointed to the Glick JV Board of Directors or, indirectly, via the representatives it appointed to the Investment Committee), the sole remedy provided to the Other Member by the LLC Agreement is for the Other Member to exercise its right to cause the dissolution of Glick JV to the extent that such situation results in a “Deadlock” within the meaning of the LLC Agreement.4 Thus, there are no provisions in the LLC Agreement which would specifically allow the Other Member to force the Company to authorize Glick JV to draw down on its outstanding capital commitments or otherwise circumvent the Company’s refusal to authorize Glick JV to take such action other the dissolution right discussed above. However, such right and the exercise thereof would not require the Company to fund its outstanding capital commitment to Glick JV.

For the foregoing reasons, the Company does not believe that its capital commitment with respect to Glick JV should be treated the same as the Company’s other unfunded commitments for purposes of the comment set forth in the Prior Letter and Comment 1 above.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

4 Section 1.1 of the LLC Agreement defines “Deadlock” as “the failure of the Members to reach a unanimous decision within 30 days after the Board or the Investment Committee, as applicable, has notified the Members of its failure to reach a decision by the required vote regarding a matter requiring Board Approval, Prior Board Approval or Prior Investment Committee Approval or otherwise requiring the approval of the Board.” The dissolution right is provided for in Section 8.2(g) of the LLC Agreement.